UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 21 February 2019

Financial results at 31 December 2018

Accelerated growth in Revenues, adjusted EBITDA and Operating Cash Flow

	Q4 2018	change	change	12M 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	10,811	1.4%	2.4%	41,381	1.3%	1.3%
Adjusted EBITDA	3,334	1.4%	2.0%	13,005	2.7%	2.6%
Operating Income	692		10.0%	4,829		1.1%
Consolidated net income				2,158		5.8%
CAPEX (excluding licenses)	2,301	(1.8)%	(1.5)%	7,442	3.5%	3.2%
Operating Cash-Flow	1,033	9.4%	10.8%	5,563	1.7%	1.7%

The annual results confirm that all the objectives announced for 2018 were achieved*:

•     Group revenues were up 1.3% in 2018, compared to 1.2% in 2017, and were up 1.4% in the fourth quarter, an improvement on the third quarter (up 0.6%).

•     The 1.5% increase in revenues in Africa & Middle East accounted for almost half of the Group's growth in 2018, driven by data and mobile financial services. Revenue growth in Spain (up 2.2%), Europe (up 1.7%) and France (up 0.9%) was driven by convergence.

•     Adjusted EBITDA was up 2.7% in 2018, compared to 2.1% 2017, supported by the increase in revenues and the pursuit of our operational efficiency plan, which exceeded its objective achieving gross savings of 3.5 billion euros over the 2015-2018 period.

•     CAPEX was in line with the 2018 objective of 7.4 billion euros, and the Operating Cash Flow growth also accelerated, up 1.7% in 2018, compared to 0.5% in 2017.

These strong results are the outcome of our strategy focused on convergence and very high-speed fixed and mobile broadband that enabled us to expand our customer base in a market environment that remains very competitive:

•     Convergent offers reached 10.9 million customers at 31 December 2018 up 5.5% year on year, enabling Orange to consolidate its position as the leading convergent operator in Europe.

•     Fibre continued its strong growth in 2018 with 593,000 net sales in France, compared to 546,000 in 2017, 623,000 in Spain and a record 152,000 in Poland.

•     Orange’s mobile customer base is also growing, with nearly 1.29 million net sales in one year including contracts and prepaid.

2019 and mid-term Outlook

Building on these strong results, the Orange Group will mobilise its ability to adapt to meet new challenges and pursue its growth trajectory.

The application of IFRS 16 starting in 2019 prompted us to review our indicators - adjusted EBITDA will become EBITDAaL ("after lease") and CAPEX will become eCAPEX (economic CAPEX).

The application of this norm does not change our commitments, which are in line with the information provided at the Investor Day in December 2017.

•     2019 EBITDAaL growth will be slightly slower than that achieved in 2018, on a comparable basis. This can be explained by a market environment that remains very competitive, particularly in France and in Spain, and by the end of the positive impact of ePresse offer and audiobooks.

•     2019 eCAPEX will be lower than that of 2018 on a comparable basis.

•     Operating Cash Flow in 2019 will be higher than in 2018, on a comparable basis.

•     The target ratio of net debt* to EBITDAaL for telecoms activities will be maintained at around 2x in the medium term.

•    The payment of a dividend of 0.70 euros per share for the fiscal year 2019 will be proposed, with an interim dividend of 0.30 euros per share to be paid in December 2019.

Commenting on the 2018 earnings report, Stéphane Richard, Chairman and CEO of Orange Group, said:

"With an increase in revenues of 1.3%, a 2.7% growth in adjusted EBITDA and an excellent commercial performance across all of our geographies, 2018 confirmed the validity of our strategic focus on fibre, 4G and convergence, in a market environment that remains highly competitive. Maintaining our steady pace of deployment, we passed 29 million FTTH-connected households in Europe, confirming our position as number 1 for the third consecutive year. In France, in particular, 2018 has been a record year with approaching 600,000 net sales taking us to a total of 2.6 million FTTH clients. The quality of our mobile networks continues to make the difference: we were voted best network in France for the 8th consecutive year and we deployed 4G in 12 countries in the Middle East and Africa.

Our leadership in terms of connectivity is the foundation of our well-established multi-service strategy. In terms of content, we celebrated 10 years of OCS which now has nearly 3 million clients. In financial services, Orange Bank has attracted nearly 250,000 clients in France and Orange Money continued its strong growth to reach 14 million active clients. Finally, the diversification of our B2B business continues with the structurally important acquisitions in 2018 of Enovacom, Business & Decision and Basefarm.

Fortified by a renewed executive team and the flawless commitment of our employees, we delivered on our stated commitments for the year. 2019 will be another year of growth and a pivotal one for the Group, during which we will present our new strategic plan Vision 2025."

* excluding IFRS 16 lease

Key figures

•   Full year data

	2018	2017	2017	change	change
In millions of euros		comparable	historical	comparable	historical
		basis	basis	basis	basis

Revenues	41,381	40,837	40,859	1.3%	1.3%
Of which :
France	18,211	18,048	18,046	0.9%	0.9%
Spain	5,349	5,232	5,231	2.2%	2.3%
Europe	5,687	5,593	5,578	1.7%	2.0%
Africa & Middle East	5,190	4,940	5,030	5.1%	3.2%
Enterprise	7,292	7,308	7,251	(0.2)%	0.6%
International Carriers & Shared Services	1,534	1,633	1,651	(6.1)%	(7.1)%
Intra-Group eliminations	(1,882)	(1,917)	(1,928)	-	-
Adjusted EBITDA*	13,005	12,660	12,680	2.7%	2.6%
of which telecom activities	13,151	12,721	12,741	3.4%	3.2%
As % of revenues	31.8%	31.2%	31.2%	0.6 pt	0.6 pt
France	7,076	6,879	6,878	2.9%	2.9%
Spain	1,700	1,568	1,567	8.4%	8.5%
Europe	1,508	1,460	1,456	3.3%	3.6%
Africa & Middle East	1,667	1,585	1,612	5.2%	3.4%
Enterprise	1,245	1,306	1,306	(4.7)%	(4.6)%
International Carriers & Shared Services	(45)	(77)	(78)	39.7%	40.6%
of which Orange Bank	(147)	(62)	(62)	(136.3)%	(136.3)%
Operating Income	4,829		4,778		1.1%
of which telecom activities	4,997		4,870		2.6%
of which Orange Bank	(169)		(93)		(80.9)%
Consolidated net income	2,158		2,040		5.8%
Net income attributable to equity owners of the Group	1,954		1,843		6.0%
CAPEX (excluding licences)	7,442	7,191	7,209	3.5%	3.2%
of which telecom activities	7,406	7,131	7,148	3.9%	3.6%
As % of revenues	17.9%	17.5%	17.5%	0.4 pt	0.4 pt
of which Orange Bank	36	60	61	(40.4)%	(40.4)%
Operating Cash-Flow	5,563	5,469	5,471	1.7%	1.7%

	December 31, 2018	December 31, 2017

Net financial debt	25,441	23,843
Ratio "net financial debt / Adjusted EBITDA" for the telecom activities	1.93x	1.87x

* EBITDA adjustments are described in appendix 4.

•   Quarterly data

	Q4 2018	Q4 2017	Q4 2017	change	change
		comparable	historical	comparable	historical
In millions of euros		basis	basis	basis	basis

Revenues	10,811	10,663	10,563	1.4%	2.4%
Of which :
France	4,687	4,684	4,684	0.1%	0.1%
Spain	1,375	1,343	1,341	2.4%	2.5%
Europe	1,502	1,461	1,469	2.8%	2.2%
Africa & Middle East	1,355	1,288	1,274	5.2%	6.4%
Enterprise	1,977	1,955	1,860	1.2%	6.3%
International Carriers & Shared Services	401	413	417	(2.7)%	(3.6)%
Intra-Group eliminations	(487)	(481)	(482)	-	-
Adjusted EBITDA*	3,334	3,288	3,268	1.4%	2.0%
of which telecom activities	3,390	3,305	3,285	2.6%	3.2%
As % of revenues	31.4%	31.0%	31.1%	0.4 pt	0.2 pt
of which Orange Bank	(56)	(19)	(19)	197.5%	197.5%
CAPEX (excluding licenses)	2,301	2,344	2,336	(1.8)%	(1.5)%
of which telecom activities	2,295	2,320	2,312	(1.1)%	(0.7)%
As % of revenues	21.2%	21.8%	21.9%	(0.5)pt	(0.7)pt
of which Orange Bank	6	24	24	(75.4)%	(75.4)%
Operating Cash-Flow	1,033	944	932	9.4%	10.8%

* EBITDA adjustments are described in appendix 4.

The Orange S.A. Board of Directors met on 20 February 2019 and examined the financial statements of the Group.

The Group’s statutory auditors audited those financial statements, and the audit reports relative to their certification are in the process of being issued.

More detailed information is available on the Orange website in the "Investors / Results and presentation" section:

www.orange.com

Comments on key Group figures

Revenues

Orange Group revenues totalled 41.381 billion euros in 2018, an increase of 1.3% (544 million euros) on a comparable basis[1]. In the fourth quarter of 2018, Group revenues were up 1.4% on a comparable basis, more than twice that achieved in the third quarter (0.6%). Faster growth in the fourth quarter was due to stronger growth in all of our divisions (except International Carriers & Shared Services). At Group level, the performance of the principal services was as follows:

Revenues from convergence - marketed in all European countries - grew 10% in 2018 and 6% in the fourth quarter. This improvement enabled Orange to consolidate its position as the leading convergent operator in Europe.

Revenues from mobile-only services increased 1.3% in 2018, whereas they fell by 1.2% in 2017. This growth is primarily due to an increase in the mobile customer base, with nearly 1.29 million net sales in 2018.

Revenues from fixed-only services decreased 3.2% in 2018, compared to -3.4% in 2017, due to the shift to convergent offers and the slowdown in fixed narrowband services.

Revenues from IT and integration services were up 7.2% in 2018, compared to 2.7% in 2017, driven by Cloud and Cyberdefense revenues in the enterprise market (10% and 12%, respectively) and by Poland, where revenues from these services increased 21%.

Wholesale revenues decreased 1.5% in 2018, but were up 3.4% in the fourth quarter, after a 4.1% dip in the third quarter. Trends in three of the factors explaining the drop in Wholesale revenues have evolved positively in the fourth quarter of 2018: the decline in international voice traffic is slowing, visitor roaming is back on the rise and the fibre co-financing generated increasing revenues with the surge in RIP construction.

Revenues from equipment sales were up 1.7% in 2018, compared to 5.9% in 2017. This slowdown has to be evaluated in light of the 1.3% increase in services revenues in 2018, compared to 0.9 in 2017; knowing that services revenues is nearly ten times higher than equipment revenues.

Customer base growth

There were 10.890 million customers for convergent offers across the Group at 31 December 2018, up 5.5% year on year on a comparable basis, driven by very strong growth in Europe (30.3%).

Total mobile customers reached 203.618 million at 31 December 2018, up 0.6% year on year, thanks to a return to positive sales growth in the third and fourth quarters, with the addition of 1.289 million new customers year on year.

There were 20.145 million total fixed broadband customers across the Group at 31 December 2018, an increase of 3.9% year on year. Very high-speed fixed broadband grew 33.2% year on year to reach 6.345 million customers.

Adjusted EBITDA

The Group’s adjusted EBITDA was 13.005 billion euros in 2018, an increase of 2.7% on a comparable basis, compared to 2.3% in 2017. This improvement in adjusted EBITDA is due to the success of our operational efficiency plan, which, combined with the growth of the Group’s revenues, contributed to a 345-million-euro increase in the adjusted EBITDA year on year.

Adjusted EBITDA from telecoms activities was 13.151 billion euros in 2018, up 3.4% on a comparable basis, compared to 2.3% in 2017, and the margin was 31.8% (up 0.6 points year on year). This growth was generated primarily by the remarkable performance of France, Spain, Europe and Africa & Middle East.

Operating income

In 2018, the Group's operating income totalled 4,829 million euros, compared to 4,778 million euros in 2017 on a historical basis, an increase of 1.1% or 51 million euros. This improvement can be explained primarily by:

-         the adjusted EBITDA increase of 325 million euros;

-         a 438-million-euro increase in specific labour expenses, compensated by a decrease in significant litigation net fees of 238 million euros;

-         a rise in depreciation and amortization to 201 million euros;

-         a 105-million-euro decrease in the impairment of goodwill and fixed assets.

Net income

In 2018, Orange's consolidated net income totalled 2,158 million euros, an increase of 118 million euros compared to the previous year (2,040 million euros), due to:

-         the 51-million-euro increase in operating income;

-         an improvement in net finance costs of 353 million euros, resulting mainly from the changes in the stake held in BT Group of 321 million euros;

-         partially offset by a 257-million-euro hike in income tax for businesses.

CAPEX

Group CAPEX was 7.4 billion euros in 2018, up 3.5% on a comparable basis, in line with the annual CAPEX objective of 7.4 billion euros for 2018. CAPEX for telecoms activities as a percentage of revenue was 17.9% (up 0.4 points year on year).

The Group accelerated its fibre deployment: as a result, at 31 December 2018, 32.5 million households had connectivity to very high-speed broadband[2] (an increase of 5.9 million or 22.4% year on year), including 13.8 million in Spain, 11.8 million in France, and 6.4 million in Europe.

Investment in 4G and 4G+ mobile services was sustained, with an accelerated deployment of 4G sites in almost every country. In France, the Group’s capital expenditures in mobile networks are clearly reflected in the results of the 2018 ARCEP annual survey, which ranked Orange yet again as the number one provider in France for the quality of its mobile network.

Changes in asset portfolio

On 14 August 2018, Orange finalised the acquisition of 100% of the capital of Basefarm Holding AS, a major player in cloud infrastructure and critical application services in Europe. The acquisition strengthens the position of Orange Business Services, which is already the leader in the market for cloud computing services in France and a significant player in Europe.

In the second half of 2018, Orange also completed the acquisition of 88.2% of the share capital of Business & Decision. Business & Decision’s expertise in Business Intelligence and data science significantly strengthened Orange Business Services' activities in data governance and analysis, in France and internationally.

Net financial debt

Orange Group’s net financial debt was 25.441 billion euros at 31 December 2018, up 1,598 million euros over 31 December 2017. This increase results from our strategy to invest in very high-speed broadband networks and transform our Enterprise services offerings. The ratio of net financial debt to adjusted EBITDA from telecoms activities was 1.93x at 31 December 2018, compared to 1.87x at 31 December 2017. This is in line with the Group’s medium-term objective to maintain a net debt to adjusted EBITDA ratio for telecoms activities of around 2x.

2018 dividend

Confident in the Group's financial strength, the Board of Directors confirmed the payment of a 0.70 euros per share dividend for the fiscal year 2018*.

*Subject to the approval of the Annual General Meeting of Shareholders.

Review by operating segment

France

	Q4 2018	change	change	2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	4,687	0.1%	0.1%	18,211	0.9%	0.9%
Retail services	2,735	(0.8)%	(0.8)%	10,974	1.6%	1.6%
Convergence	1,136	4.6%	4.6%	4,458	10.2%	10.2%
Mobile Only	577	(4.1)%	(4.1)%	2,348	(2.6)%	(2.6)%
Fixed Only	1,022	(4.3)%	(4.3)%	4,168	(4.1)%	(4.1)%
Fixed Only broadband	640	(0.9)%	(0.9)%	2,565	1.2%	1.2%
Fixed Only narrowband	382	(9.6)%	(9.6)%	1,603	(11.4)%	(11.4)%
Wholesale	1,372	2.8%	2.9%	5,342	(0.9)%	(0.8)%
Equipment sales	451	(3.4)%	(3.4)%	1,410	1.7%	1.7%
Other revenues	130	1.5%	1.5%	485	2.5%	2.5%
Adjusted EBITDA				7,076	2.9%	2.9%
Adjusted EBITDA / Revenues				38.9%	0.7 pt	0.7 pt
Operating Income				3,198	-	(5.0)%
CAPEX				3,656	6.0%	6.0%
CAPEX / Revenues				20.1%	1.0 pt	1.0 pt

France reported revenue growth for the second consecutive year, accelerating between 2017 and 2018, driven by the strong momentum of convergent offers.

In France revenues continued to improve, increasing 0.9% in 2018 to 18,211 million euros, compared to 0.8% in 2017. Revenues were up 0.1% in the fourth quarter and would have been up 0.5% excluding the impact of the inclusion of ePresse offers and audiobooks. Their impact over 12 months became negative in the fourth quarter due to a base effect, but was positive over the rest of the year.

Revenues from retail services increased 1.6% in 2018 driven by revenues from convergent offers, which were up 10.2% year on year. Over the same period, mobile-only revenues fell 2.6% due to the shift towards convergence and the increase in the relative weight of Sosh. Broadband Fixed Only revenues rose 1.2% thanks particularly to the very good commercial performance of fibre sales.

Mobile reported a solid fourth quarter with 111,000 contract net sales (excluding M2M), compared to 82,000 in the third quarter and an almost stable churn rate at 13.8% (up 0.1 points year on year). Net sales were positive for both the Orange and the Sosh brands.

Mobile Only ARPO dropped by 18 cents year on year to 17.1 euros due to the impact of including ePresse offers and audiobooks, as well as the shift to convergent offers and the subsequent increase in the relative weight of Sosh in the Mobile Only customer base.

Fixed Only Broadband also reported a good fourth quarter in terms of sales performance, with 71,000 net sales driven mostly by a record quarter for fibre with 186,000 net sales, and the success of Sosh Box offers. At 31 December 2018 Orange had 11.8 million connected households, in line with our ambition to have 12 million connected households by the end of 2018, and 2.6 million fibre customers.

Fixed Only Broadband ARPO fell to 70 cents year on year due to the impact of including ePresse offers and audiobooks, as well the shift to convergent offers and the subsequent increase in the relative weight of Sosh in the Fixed Only Broadband customer base.

The convergent customer base grew 2.6% year on year to reach 6.1 million customers.

Convergent ARPO reached 65.50 euros per month, up 40 cents year on year, and the churn rate of convergent customers was 2.8 points lower than the average number of general public fixed broadband customers.

Adjusted EBITDA in France grew for the fourth consecutive year to 7,076 million euros in 2018 (up 2.9% year on year) or a margin of 38.9% (up 0.7% year on year). Growth in adjusted EBITDA in terms of value and rate was achieved against a backdrop of increasing aggressive pricing policies in the market.

CAPEX in France totalled 3,656 million euros in 2018, up 6% year on year. Growth in CAPEX supported the accelerated deployment of the Group's fibre network (added 2.7 million connected households in 2018 compared to 2.2 million added in 2017) and its 4G sites, which today cover 98.6% of the population, a 2.7 points increase year on year.

Spain

	Q4 2018	change	change	2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,375	2.4%	2.5%	5,349	2.2%	2.3%
Retail services	962	(0.4)%	(0.1)%	3,855	1.2%	1.2%
Convergence	539	1.9%	1.9%	2,143	3.1%	3.1%
Mobile Only	297	(2.6)%	(1.8)%	1,215	(1.3)%	(1.1)%
Fixed Only	125	(4.4)%	(4.4)%	496	(1.0)%	(1.0)%
Wholesale	228	18.2%	17.7%	810	7.5%	7.4%
Equipment sales	185	0.5%	0.5%	684	2.3%	2.3%
Adjusted EBITDA				1,700	8.4%	8.5%
Adjusted EBITDA / Revenues				31.8%	1.8 pt	1.8 pt
Operating Income				555	-	0.1%
CAPEX				1,120	0.4%	0.5%
CAPEX / Revenues				20.9%	-0.4 pt	-0.4 pt

Orange Spain reported consistently strong growth in revenue and adjusted EBITDA. The increase in the total fixed broadband customer base remains steady thanks to fibre and TV offerings including football.

Revenues for Orange Spain were up 2.2% in 2018, reflecting an improvement in the fourth quarter with revenues growing at 2.4%, compared to 0.5% in the third quarter.

Revenues from retail services grew 1.2% in 2018, driven by revenues from convergent offers, which were up 3.1% year on year. Over the same period, Mobile Only revenues fell 1.3% as a result of a slowdown in market entry, and Fixed Only revenues decreased by 1.0% due to a decline in the customer base in the first half of the year, which the positive growth in the second half was not able to offset.

Wholesale revenues grew 7.5% in 2018, with a sharp 18.2% increase in the fourth quarter, due to the growth in international traffic and visitor roaming.

Revenues from equipment sales grew 2.3% in 2018 and 0.5% in the fourth quarter.

The total mobile customer base reached 16.2 million customers at the end of 2018, including 150,000 customers of the operator Republica Movil, consolidated at 1 November 2018. Excluding changes in the scope, net contract sales excluding M2M were down by 37,000 in the fourth quarter, impacted by intense competition in the lower end of the market.

Mobile Only ARPO remained stable at 12.3 euros.

Total fixed broadband confirmed a return to growth in its customer base with 19,000 net sales in the fourth quarter, which was boosted by offers including football and by remarkable fibre net sales. Over the full year 2018, the fibre customer base grew 27.6% to nearly 2.9 million customers. The TV customer base grew 14.5% year on year to 716,000 customers at 31 December 2018.

Fixed Only Broadband ARPO was down 2.1% in the fourth quarter to 31.1 euros.

The convergent customer base grew 1.1% in 2018, reaching 3.1 million customers.

Convergent ARPO rose 1.0% year on year to 58.90 euros.

Adjusted EBITDA growth in Spain remained very strong in 2018, up 8.4% on a comparable basis, and the adjusted EBITDA margin increased by 1.8 points over the period. This EBITDA growth stemmed from favorable trends in network costs linked to the shift of ADSL customers to the fibre network and from the strong performance in retail and wholesale services.

CAPEX in Spain remained virtually stable, up 0.4% in 2018 on a comparable basis, allowing for a strong growth in Operating Cash Flow, up 28.1% over the same period.

Europe

	Q4 2018	change	change	2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,502	2.8%	2.2%	5,687	1.7%	2.0%
Retail services	900	2.7%	1.9%	3,516	2.1%	2.1%
Convergence	132	46.0%	44.7%	467	53.5%	53.4%
Mobile Only	543	(2.9)%	(3.4)%	2,194	(2.6)%	(2.7)%
Fixed Only	170	(6.6)%	(7.8)%	697	(7.9)%	(7.9)%
IT & Integration services	56	23.6%	22.5%	158	22.2%	22.1%
Wholesale	290	2.0%	1.3%	1,150	1.4%	1.5%
Equipment sales	263	0.4%	0.9%	868	2.4%	3.3%
Other revenues	48	25.7%	24.7%	153	(9.4)%	(3.5)%
Adjusted EBITDA				1,508	3.3%	3.6%
Adjusted EBITDA / Revenues				26.5%	0.4 pt	0.4 pt
Operating Income				339	-	41.2%
CAPEX				953	6.1%	6.2%
CAPEX / Revenues				16.8%	0.7 pt	0.7 pt

Europe[3] reported revenue growth in 2018 with an acceleration in the fourth quarter driven primarily by convergence, which maintained its rapid progression and favoured net sales of mobile contracts. Adjusted EBITDA returned to growth after a drop in the first half of the year.

Revenues in the Europe segment (which includes Belgium, Luxembourg, Moldova, Poland, Romania and Slovakia) was up 1.7% in 2018. Revenue growth trends picked up in the fourth quarter with a 2.8% increase, compared to 1.6% in the third quarter.

Revenues from retail services increased 2.1% in 2018 driven by the growth in convergent revenues, up 53.5% year on year. Over the same period, revenues from Mobile Only fell 2.6% impacted by a decrease in the prepaid customer bases, and Fixed Only revenues fell 7.9% due to a sharp slowdown in fixed narrowband services. Revenues from IT and integration increased sharply 22.2% in 2018 and 23.6% in the fourth quarter.

Total mobile recorded a sharp increase and acceleration in contract net sales (excluding M2M): added163,000 customers compared to 96,000 customers added in the third quarter. In 2018, the total mobile contract customer base (excluding M2M) grew 1.4% to over 19 million customers. Over the same period, prepaid net sales were negative (down 178,000 customers).

Total fixed broadband also recorded accelerating net sales, with 87,000 customers in the fourth quarter compared to 70,000 in the third quarter. The total fixed broadband customer base grew 10.5% in 2018 to nearly 3.3 million customers.

The convergent customer base recorded 382,000 net sales in 2018, up 30.3% year on year, to nearly 1.65 million customers.

In the European segment, Poland reported revenue growth for the second consecutive quarter, with sales up 2.1% in the fourth quarter, compared to 1.5% in the third quarter and a 0.8% decrease in the first half of the year, thanks to mobile-only services, equipment sales and energy resale (Orange Energia). Revenue growth in Belgium and Luxembourg also accelerated, up 5.1% in the fourth quarter, compared to 1.9% in the third quarter, driven by strong growth in the mobile contract and convergent customer bases. Central European countries reported revenue growth of 3.2% in 2018, a decrease compared to 2017 (5.5%), due to a weaker performance in the Mobile Only and Fixed Only segments, but with a continued strong performance of convergent services (+78.3%).

Adjusted EBITDA for Europe increased 3.3% in 2018, with a 9.9% increase in the second half of the year, compared to a decline of 2.8% in the first half. This improvement can be explained by better trends in revenue growth and OPEX, which fell 0.3% in the second half of the year, especially in Poland, after a 2.7% rise in the first half.

CAPEX increased 6.1% in Europe in 2018. This increase fuelled the continued deployment of fibre and LTE in Poland and our networks in Central Europe, notably with an improvement in the coverage rate of the 4G population in Romania to 96.9%, up 3.6 points, the deployment of new fibre-connected households, and the improvement of LTE coverage in Slovakia to 94%, up 4 points.

Africa & Middle East

	Q4 2018	change	change	2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,355	5.2%	6.4%	5,190	5.1%	3.2%
Retail services	1,117	7.2%	8.3%	4,265	7.5%	5.6%
Mobile Only	987	6.3%	8.4%	3,809	7.6%	5.8%
Fixed Only	117	4.9%	(0.9)%	435	3.1%	0.8%
IT & Integration services	13	661.4%	370.0%	21	238.2%	217.0%
Wholesale	204	(5.3)%	(3.9)%	811	(7.6)%	(9.2)%
Equipment sales	27	22.8%	23.4%	85	31.0%	27.7%
Other revenues	7	(13.4)%	(16.3)%	29	(5.5)%	(7.9)%
Adjusted EBITDA				1,667	5.2%	3.4%
Adjusted EBITDA / Revenues				32.1%	0.0 pt	0.1 pt
Operating Income				659	-	26.2%
CAPEX				1,008	0.9%	(1.3)%
CAPEX / Revenues				19.4%	-0.8 pt	-0.9 pt

Africa & Middle East continued on its growth trajectory, with an increase in revenues driven by the acceleration of retail services, while maintaining a stable EBITDA margin.

Africa & Middle East reported revenue growth of 5.1% over the year and 5.2% in the fourth quarter, compared to 3.7% in the third quarter. Retail services reported solid growth of 7.5% in 2018, mainly driven by Orange Money and data services.

Revenues from Mobile Only services grew 7.6% in 2018 and 6.3% in the fourth quarter, underpinned by an increase in the mobile customer base, which exceeded the 120 million threshold. Among other things, revenue growth was driven by the development of data services, with the 4G customer base reaching 16.7 million customers, up 50% year on year, and continued resilience in the voice segment.

Revenues from Fixed Only services grew by 3.1% in 2018 and by 4.9% in the fourth quarter, with the number of fixed broadband customers exceeding the one million threshold (1.020 million at 31 December 2018) and more than 100,000 net sales in the fourth quarter.

Wholesale revenues were down 7.6% in 2018 and 5.3% in the fourth quarter, due notably to a lower level of international transit activity.

The Orange Money customer base increased 15% in 2018, and during the same period the percentage of active customers* rose from 35% to 39% between the fourth quarter of 2017 and the fourth quarter of 2018.

In Africa and the Middle East, our new operations (including those in the Democratic Republic of Congo) accounted for a third of revenue growth, with notable increases in Burkina Faso and the DRC of 14.1% and 13.5%, respectively, in the fourth quarter of 2018. Egypt and Morocco grew 8.7% and 4.1%, respectively, year on year. Côte d'Ivoire returned to growth with revenues up 1.8% in the fourth quarter.

Adjusted EBITDA in Africa & Middle East grew 5.2% in 2018, achieving an adjusted EBITDA margin of 32.1%, stable compared to 2017.

CAPEX remained almost stable at 1 billion euros in 2018 and was mainly related to the sequential deployment of 4G mobile networks (new launches in the DRC and in Mali) and fibre (mainly in Jordan, Morocco and Côte d'Ivoire).

* customers making at least one transaction per month

Enterprise

	Q4 2018	change	change	2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,977	1.2%	6.3%	7,292	(0.2)%	0.6%
Fixed Only	1,008	(1.6)%	(1.4)%	3,997	(2.4)%	(3.7)%
Voice	345	(4.8)%	(4.8)%	1,385	(4.1)%	(4.6)%
Data	663	0.1%	0.5%	2,612	(1.5)%	(3.3)%
IT & Integration services	702	4.9%	21.8%	2,312	4.8%	10.5%
Mobile*	267	2.5%	2.5%	983	(2.3)%	(2.3)%
Adjusted EBITDA				1,245	(4.7)%	(4.6)%
Adjusted EBITDA / Revenues				17.1%	-0.8 pt	-0.9 pt
Operating Income				765	-	(13.9)%
CAPEX				353	(8.3)%	(7.6)%
CAPEX / Revenues				4.8%	-0.4 pt	-0.4 pt

Enterprise revenues grew in the fourth quarter driven by the sustained increase in IT and integration services.

Enterprise revenues remained virtually stable in 2018 (down 0.2%) and up 1.2% in the fourth quarter.

Revenues from IT and integration services grew 4.8% in 2018 and by 4.9% in the fourth quarter alone. The steady growth continued to be driven by Cloud and Orange Cyberdefense revenues, which were up 12% and 10% year on year.

Mobile revenues declined 2.3% in 2018 but returned to growth in the fourth quarter of 2018. Mobile revenues would have increased 0.5% in 2018, by excluding a one-off sale of mobile equipment, which happened in the third quarter of 2017 and negatively impacted revenue growth in the third-quarter of 2018.

Traditional voice and data services declined 2.4% in 2018. In the fourth quarter however, data services increased slightly by 0.1%.

In line with our strategy of diversifying into new services, on 1 February 2019 we announced the acquisition of Secure Data, marking another step towards achieving our goal to become a leading player in cybersecurity in Europe.

In the context of our transformation towards IT and integration services, we continued to win major contracts in 2018, such as an IoT contract signed with Veolia and a WAN (wide area network) management and security contract signed with Enedis. In 2018, we also confirmed our leadership position in SD WANs (Software Definition Wide Area Networks) through a major contract concluded with Siemens.

Adjusted EBITDA for the Enterprise segment declined 4.7% in 2018 due to the increase in new, lower-margin IT services, while traditional services with higher-margin decreased.

CAPEX in this segment fell sharply by 8.3% in 2018.

* Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

International Carriers & Shared Services

	Q4 2018	change	change	2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	401	(2.7)%	(3.6)%	1,534	(6.1)%	(7.1)%
Wholesale	294	(5.3)%	(5.7)%	1,150	(9.3)%	(9.8)%
Other revenues	108	4.2%	1.8%	384	5.1%	2.3%
Adjusted EBITDA				(45)	39.7%	40.6%
Adjusted EBITDA / Revenues				(3.0)%	1.7 pt	1.7 pt
Operating Income				(519)	-	26.2%
CAPEX				316	11.9%	11.9%
CAPEX / Revenues				20.5%	3.3 pt	3.5 pt

Revenues from International Carriers and Shared Services fell 6.1% in 2018 and by 2.7% in the fourth quarter, with a decline in services to international carriers in the voice services market.

Orange Bank

Orange Bank had 248,000 customers at 31 December 2018.

Net banking income for Orange Bank was 43 million euros in 2018 compared to 73 million euros in 2017, implying a decrease of 41.1%, due mainly to customer acquisition costs for the new banking and digital offers launched on 2 November 2017 in metropolitan France.

The Group posted a negative operating income of 169 million euros in 2018 compared to a loss of 93 million euros in 2017. This increase reflects the decrease in net banking income and the rise in operating expenses related to the development of the business.

CAPEX stood at 36 million euros in 2018 on a comparable basis, down 24 million euros compared to 2017.

Schedule of upcoming events

• 30 April 2019: first quarter 2019 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communication: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Isabelle Casado

isabelle.casado@orange.com

Samuel Castelo

samuel.castelo@orange.com

Luca Gaballo
luca.gaballo@orange.com

Didier Kohn
didier.kohn@orange.com

individual shareholders: 0 800 05 10 10

Disclaimer

This press release may contain forward-looking statements about Orange, notably on objectives and trends related to Orange’s financial situation, investments, results of operations, business and strategy. These forward-looking statements do not constitute a forecast as defined in EU Commission Regulation No. 809/2004 and although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 4 April 2018 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on 4 April 2018 with the U.S. Securities and Exchange Commission. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: consolidated income statement

(in millions of euros, except for per share data)	2018	2017	2016
Revenues	41,381	40,859	40,708
External purchases	(18,563)	(18,381)	(18,186)
Other operating income	760	701	739
Other operating expense	(505)	(724)	(546)
Labour expenses	(9,074)	(8,574)	(8,866)
Operating taxes and levies	(1,840)	(1,846)	(1,808)
Gains (losses) on disposal of investments and activities	17	(5)	59
Restructuring and integration costs	(199)	(167)	(499)
Depreciation and amortization	(7,047)	(6,846)	(6,728)
Effects resulting from business combinations	-	(27)	97
Reclassification of translation adjustment from liquidated entities	1	(8)	14
Impairment of goodwill	(56)	(20)	(814)
Impairment of fixed assets	(49)	(190)	(207)
Share of profits (losses) of associates and joint ventures	3	6	(46)
Operating income	4,829	4,778	3,917
Cost of gross financial debt	(1,341)	(1,274)	(1,407)
Gains (losses) on assets contributing to net financial debt	9	11	23
Foreign exchange gains (losses)	(4)	(63)	(149)
Other net financial expenses	25	(17)	(31)
Effects resulting from BT stake	(51)	(372)	(533)
Finance costs, net	(1,362)	(1,715)	(2,097)
Income tax	(1,309)	(1,052)	(951)
Consolidated net income of continuing operations	2,158	2,011	869
Consolidated net income of discontinued operations (EE)	0	29	2,253
Consolidated net income	2,158	2,040	3,122
Net income attributable to owners of the parent company	1,954	1,843	2,813
Non-controlling interests	204	197	309

Earnings per share (in euros) attributable to parent company
Net income of continuing operations
•	basic	0.63	0.58	0.10
•	diluted	0.62	0.58	0.10
Net income of discontinued operations		-	-
•	basic	0.00	0.01	0.85
•	diluted	0.00	0.01	0.85
Net income		-	-
•	basic	0.63	0.59	0.95
•	diluted	0.62	0.59	0.95

Appendix 2: change in net financial debt* from 2017 to 2018

(in millions of euros, on an historical basis)	December 31, 2018	December 31, 2017
Adjusted EBITDA from telecom activities	(13,151)	(12,741)
CAPEX from telecom activities	7,406	7,148	(1)
Change in CAPEX payables	19	(307)	(1)
Change in working capital requirements	199	(82)	(2)
Licences and spectrum	422	617
Interest paid and interest rate effects on derivatives, net (net of dividends received)	1,208	1,273
Income taxes cash out	928	584
Other operational items	954	917	(3)
Dividends paid to owners of parent company	1,860	1,729	(4)
Dividends paid to non-controlling interests	246	236
Coupons on subordinated notes	280	282
Net of acquisitions and disposals	276	(432)	(5)
Other financial items	951	175	(6)
Variation in net debt	1,598	(601)
Net financial debt*	25,441	23,843
Ratio of net financial debt / Adjusted EBITDA**	1.93x	1.87x

(1)   The change in CAPEX vendors reflects the Group’s investment cycle and changes in investment levels from one period to the next.

(2)   The change in working capital requirement reflects changes in the operating cycle from one period to the next.

(3)   Other operational items include disbursements for the Part Time for Seniors Plan and for restructuring, receipt of payments related to asset sales, and other operational items such as the change in operational tax debt.

(4)   In 2018: balance of 2017 dividend paid on 7 June 2018 (0.40 euros per share) and 2018 interim dividend paid on 6 December 2018 (0.30 euros per share). In 2017: balance of 2016 dividend paid on 14 June 2017 (0.40 euros per share) and 2017 interim dividend paid on 7 December 2017 (0.25 euros per share).

(5)   In 2018: the acquisition of Basefarm and Business & Decision. In 2017: of which disposal of 1.33% of BT Group's share capital for 433 million euros.

(6)   In 2018, other financial items correspond namely to the impact of the deposit of about 346 million euros in connection with the Digicel dispute. In 2017, the other financial items correspond mainly to the impact of the financial hedges for the Group's exposure to pounds sterling.

* Net financial debt as defined and used by Orange does not include the activities of Orange Bank, to which this concept does not apply.

** The ratio of net financial debt to adjusted EBITDA for telecom activities is calculated based on the ratio of the Group’s net financial debt to adjusted EBITDA for telecom activities calculated for the 12 previous months.

*** Data at 31 December 2017 are presented after application of IFRS 15 relative to revenue recognition. The ratio of net financial debt to adjusted EBITDA for the telecom activities was 1.85x at 31 December 2017 before the application of this standard.

Appendix 3: analysis of adjusted consolidated EBITDA

	2018	2017	change
		comparable basis	comparable basis
In millions of euros			(in %)

Full year data
Revenues	41,381	40,837	1.3%
External purchases	(18,563)	(18,319)	1.3%
as % of revenues	44.9%	44.9%	(0.0) pt
of which:
Interconnection costs	(4,923)	(5,085)	(3.2)%
as % of revenues	11.9%	12.5%	(0.6) pt
Other network and IT expenses	(3,192)	(3,076)	3.8%
as % of revenues	7.7%	7.5%	0.2 pt
Property, overheads, other expenses and capitalised costs	(3,220)	(3,056)	5.4%
as % of revenues	7.8%	7.5%	0.3 pt
Commercial expenses and content costs	(7,228)	(7,101)	1.8%
as % of revenues	17.5%	17.4%	0.1 pt
Labour expenses	(8,268)	(8,264)	0.1%
as % of revenues	20.0%	20.2%	(0.3) pt
Operating taxes and levies	(1,809)	(1,844)	(1.9)%
Other operating income and expenses	264	250	-
Adjusted EBITDA*	13,005	12,660	2.7%

	2018	2017	change
		comparable basis	comparable basis
In millions of euros			(in %)

4rth quarter
Revenues	10,811	10,663	1.4%
External purchases	(5,087)	(4,997)	1.8%
as % of revenues	47.1%	46.9%	0.2 pt
of which:
Interconnection costs	(1,270)	(1,257)	1.0%
as % of revenues	11.7%	11.8%	(0.0) pt
Other network and IT expenses	(856)	(821)	4.3%
as % of revenues	7.9%	7.7%	0.2 pt
Property, overheads, other expenses and capitalized costs	(847)	(796)	6.5%
as % of revenues	7.8%	7.5%	0.4 pt
Commercial expenses and content costs	(2,114)	(2,123)	(0.4)%
as % of revenues	19.6%	19.9%	(0.4) pt
Labour expenses	(2,112)	(2,163)	(2.4)%
as % of revenues	19.5%	20.3%	(0.8) pt
Operating taxes and levies	(294)	(308)	(4.4)%
Other operating income and expenses	17	94	(82.0)%
Adjusted EBITDA*	3,334	3,288	1.4%

* Adjustments to the presentation of EBITDA are described in appendix 4.

Appendix 4: adjusted data to consolidated income statement

2018 data	4th quarter			Full year data
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,811		10,811	41,381		41,381
External purchases	(5,087)	-	(5,087)	(18,563)	-	(18,563)
Other operating income	245	-	245	760	-	760
Other operating expense	(228)	-	(228)	(496)	(9)	(505)
Labour expenses	(2,112)	(693)	(2,805)	(8,268)	(806)	(9,074)
Operating taxes and levies	(294)	(0)	(294)	(1,809)	(31)	(1,840)
Gains (losses) on disposal	-	18	18	-	17	17
Restructuring and integration costs	-	(122)	(122)	-	(199)	(199)
Adjusted EBITDA	3,334	(797)		13,005	(1,028)
Significant litigation	5	(5)		(33)	33
Specific labour expenses	(697)	697		(812)	812
Review of the investments and business portfolio	18	(18)		17	(17)
Restructuring and integration costs	(123)	123		(200)	200
Reported EBITDA	2,537		2,537	11,977		11,977

2017 proforma data	4th quarter			Full year data
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,663		10,663	40,837		40,837
External purchases	(4,997)	-	(4,997)	(18,319)	-	(18,319)
Other operating income	210	(0)	210	689	14	703
Other operating expense	(116)	(210)	(326)	(439)	(290)	(729)
Labour expenses	(2,163)	(287)	(2,451)	(8,264)	(374)	(8,638)
Operating taxes and levies	(308)	(0)	(308)	(1,844)	5	(1,839)
Gains (losses) on disposal	-	0	0	-	0	0
Restructuring and integration costs	-	(92)	(92)	-	(166)	(166)
Adjusted EBITDA	3,288	(590)		12,660	(811)
Significant litigation	(210)	210		(271)	271
Specific labour expenses	(287)	287		(374)	374
Review of the investments and business portfolio	0	(0)		0	(0)
Restructuring and integration costs	(92)	92		(166)	166
Reported EBITDA	2,699		2,699	11,849		11,849

2017 historical data	4th quarter			Full year data
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,563		10,563	40,859		40,859
External purchases	(4,971)	-	(4,971)	(18,381)	-	(18,381)
Other operating income	208	(0)	208	687	14	701
Other operating expense	(111)	(210)	(321)	(434)	(290)	(724)
Labour expenses	(2,113)	(287)	(2,400)	(8,200)	(374)	(8,574)
Operating taxes and levies	(307)	-	(307)	(1,851)	5	(1,846)
Gains (losses) on disposal	-	1	1	-	(5)	(5)
Restructuring and integration costs	-	(92)	(92)	-	(167)	(167)
Adjusted EBITDA	3,268	(588)		12,680	(817)
Significant litigation	(210)	210		(271)	271
Specific labour expenses	(287)	287		(374)	374
Review of the investments and business portfolio	1	(1)		(5)	5
Restructuring and integration costs	(92)	92		(167)	167
Reported EBITDA	2,680		2,680	11,863		11,863

Appendix 5: key performance indicators

	December 31, 2018	December 31, 2017
Orange Group		historical basis
Total number of customers* (millions)	263.962	263.423
Convergent customer base (millions)	10.890	10.319
Mobile customers* (millions)	203.618	202.329
- of which contract customers (millions)	70.840	74.115
Fixed broadband customers (millions)	20.145	19.386
- of which high-speed broadband customers (fibre and cable in millions)	6.345	4.762
- of which Broadband Only customers (millions)	9.256	9.067
TV customers (millions)	9.553	9.008
Orange - French market**
Mobile services
Number of customers* (millions)	33.108	31.777
- of which contract customers (millions)	30.617	28.821
Fixed services
Number of broadband customers (millions)	11.710	11.485
Broadband market share at end of period (%)	nd	40.4%
Number of fixed line subscribers (millions)	17.904	18.380
France
Convergence
Number of customers* (millions)	6.132	5.978
Quarterly Convergent ARPO (euros)	65.5	65.1
Mobile services
Number of customers* (millions)	21.725	21.803
- of which convergent offers customers (millions)	9.746	9.237
- of which Mobile Only customers (millions)	11.979	12.566
Quarterly Mobile Only ARPO (euros)	17.1	17.2
Fixed services
Number of broadband customers (millions)	11.460	11.228
- of which high-speed broadband customers (millions)	2.592	1.999
- of which Fixed Only Broadband customers (millions)	5.328	5.250
TV customers (millions)	7.043	6.861
Quarterly Fixed Only broadband ARPO (euros)	38.3	39.0
Number of fixed line subscribers (millions)	15.480	15.804
Number of wholesale lines (millions)	13.102	13.736
Spain
Convergence
Number of customers* (millions)	3.116	3.082
Convergent ARPO (euros)	58.9	58.3
Mobile services
Number of customers* (millions)	16.186	15.893
- of which convergent offers customers (millions)	5.881	5.776
- of which Mobile Only customers (millions)	10.305	10.117
Quarterly Mobile Only ARPO (euros)	12.3	12.4
Number of MVNO customers (millions)	3.265	2.970
Fixed services
Number of broadband customers (millions)	4.155	4.152
- of which FTTH customers (millions)	2.883	2.260
- of which Fixed Only Broadband customers (millions)	1.039	1.071
TV customers (thousands)	716	626
Quarterly Fixed Only broadband ARPO (euros)	31.1	31.8

* Excluding customers of MVNOs
** Customers from Orange France and Enterprise sector in France.
	December 31, 2018	December 31, 2017
Europe**
Convergence
Number of customers* (millions)	1.642	1.259
Mobile services
Number of customers* (millions)	33.750	33.211
- of which convergent offers customers (millions)	3.045	2.279
- of which Mobile Only customers (millions)	30.705	30.931
Fixed services
Number of broadband customers (millions)	3.261	2.951
- of which high-speed broadband customers (thousands)	784	488
- of which Fixed Only Broadband customers (millions)	1.619	1.692
TV customers (millions)	1.794	1.522
Africa & Middle East
Mobile services
Number of customers* (millions)	120.574	121.449
- of which contract customers (millions)	4.527	10.723
Fixed services
Number of Fixed broadband customers (thousands)	1,020	797
Total number of telephone lines (thousands)	959	955
Enterprise
France
Mobile services
Number of contract customers* (millions)	11.383	9.974
- of which machine-to-machine (millions)	8.474	7.207
Fixed services
Number of fixed lines (millions)	2.424	2.576
Number of IP-VPN accesses (thousands)	299	295
Number of XoIP connections (thousands)	89	84
World
Number of IP-VPN accesses worldwide (thousands)	357	352

 * Excluding customers of MVNOs.

** Key figures by European country are posted on the Group's orange.com website, under the Investors section, in the

 "Orange investors data book FY 2018", which can be accessed directly from the following link:

 https://www.orange.com/en/Investors/Results-and-presentation/Folder/All-consolidated-results

Appendix 6: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Reported EBITDA: operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

Adjusted EBITDA: reported EBITDA (see definition), adjusted for the impacts of key disputes, specific personnel expenses, the review of the portfolio of shares and operations, restructuring and consolidation costs, and, as applicable, other specific and systematically identified items. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow: corresponds to adjusted EBITDA minus CAPEX. Orange uses this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks[4]. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Expressed as data on a historical basis, 20178 revenues primarily showed:

-   the impact of changes in scope of consolidation (+0.4 percentage points), mainly the acquisition Business & Decision (with 6 months of activity in 2017) and of Enovacom (with 10 months of activity in 2017);

-   the effect of exchange rate fluctuations (-0.4 percentage points) and primarily the variation in the U.S. dollar, the Egyptian pound and Jordanian dinar compared to the euro.

[2] Download speeds greater than or equal to 100 Mbps.

[3] Financial data and key figures by country for Europe are on the Group website, orange.com, within the Investors section, in the document titled "Orange investors data book Q4 2018", which can be accessed directly with the following link: https://www.orange.com/fr/Investisseurs/Resultats-et-presentations/Folder/Tous-les-resultats-consolides

[4] Excluding France where most enterprise solutions and networks are included in the Enterprise reporting segment. With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: February 21, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations